

Christine Outram · 3rd

CEO. Building the future of education @everydae

Los Angeles, California · 500+ connections · Contact info

Everydae

Massachusetts Institute of Technology

Experience

Chief Executive Officer
Everydae
2019 – Present · 1 yr
Greater Los Angeles Area

Advisory Board Member
Neighborly
2012 – 2019 · 7 yrs

Chief Product Officer
Veritas Prep
2017 – 2018 · 1 yr
Greater Los Angeles Area

Designed and launched ORION (formerly VALT), an adaptive e-learning product that used a diagnostic test and item response theory to maximize results in the minimum amount of time. Veritas Prep was acquired by Varsity Tutors.

Head of Product Design
DogVacay
2016 – 2017 · 1 yr
Greater Los Angeles Area

Led the product design and marketing design team - defined and created product features, service offerings and marketing collateral. Was working on launching DogVacay's dog-walking service and a complete brand revamp when DogVacay got sold to the Seattle company Rover.com.

VP, Invention Director
Deutsch
Mar 2013 – Nov 2016 · 3 yrs 9 mos
http

Led the invention practice at Deutsch. Identified nascent innovation opportunities and created apps / products for Fortune 500 brands.

Notable products: ...see more



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Education

Education

Massachusetts Institute of Technology

Masters, Computation & Urbanism, GPA 5.0

2007 – 2009

- Invented the Copenhagen Wheel
- One of the first researchers to harness large scale data sets to visualize city life
- Designed an intelligent garbage removal system for the city of Florence
- Modeled the impact of a peer-to-peer delivery system for the city of Copenhagen
- Created a system for identifying supply and demand for smart shared electric vehicles
- Published in numerous journals and books for work on Smart Cities & urban computation

Skills & Endorsements

Design Thinking · 35

Endorsed by **Rich Stewart, who is highly skilled at this**

Endorsed by **4 of Christine's colleagues at Deutsch**

Experience Design · 32

Endorsed by **Rachel Mercer, who is highly skilled at this**

Endorsed by **5 of Christine's colleagues at Deutsch**

Leadership · 23

Endorsed by **4 of Christine's colleagues at Massachusetts Institute of Technology**

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